UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment #  )

CDG INVESTMENTS INC.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

12507A 10 0

(Cusip Number)

FIRST YELLOWHEAD EQUITIES INC. *

UNCAS PRODUCTION CORP. *

ROBERT INGRAM *

 #1, 12415 STONY PLAIN ROAD

EDMONTON, ALBERTA T5N 3N3

Telephone: (780) 482-6002

November 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.133-1(f) or ss.ss.240-13d-1(g), check the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*Note First Yellowhead Equtiites, Uncas Production Corp. and Robert Ingram are filing separately as opposed to being filed as Robert Ingram’s holdings.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12507A 10 0

Schedule 13D

1.

Name of Reporting Persons

Robert G. Ingram

2.

Check the Appropriate Box if a Member of a Group

(a)

[    ]

(See Instructions)

(b)

[    ]

3.

SEC Use Only

4.

Source of Funds

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.

Citizenship or Place of Organization

Canada

7.

Sole Voting Power

1,496,000

8.

Shared Voting Power

-

9.

Sole Dispositive Power

1,496,000

10.

Shared Dispositive Power

-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,496,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See       Instructions)

13.

Percent of Class Represented by Amount in Row (11)

3.69%

14.

Type of Reporting Person (See Instructions)

IN

*

Does not include 4,259,582 shares held by First Yellowhead Equities or 1,680,000 shares held by Uncas Production Corp. of which Mr. Ingram is the President and a Director of each, over which he has authority to vote and dispose subject to the board of director’s direction and which are separately reported in this Schedule 13D.

CUSIP NO. 12507A 10 0

Schedule 13D

1.

Name of Reporting Persons

First Yellowhead Equities

2.

Check the Appropriate Box if a Member of a Group

(a)

[    ]

(See Instructions)

(b)

[    ]

3.

SEC Use Only

4.

Source of Funds

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.

Citizenship or Place of Organization

Canada

7.

Sole Voting Power

4,259,582

8.

Shared Voting Power

-

9.

Sole Dispositive Power

4,259,582

10.

Shared Dispositive Power

-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

4,259,582

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See       Instructions)

13.

Percent of Class Represented by Amount in Row (11)

10.5%

14.

Type of Reporting Person (See Instructions)

IN

*

Does not include shares held by other entities owned or controlled by Mr. Ingram, the President and Director of First Yellowhead Equities and separately reported in this Schedule 13D.

CUSIP NO. 12507A 10 0

Schedule 13D

1.

Name of Reporting Persons

Uncas Production Corp.

2.

Check the Appropriate Box if a Member of a Group

(a)

[    ]

(See Instructions)

(b)

[    ]

3.

SEC Use Only

4.

Source of Funds

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.

Citizenship or Place of Organization

Canada

7.

Sole Voting Power

1,680,000

8.

Shared Voting Power

-

9.

Sole Dispositive Power

1,680,000

10.

Shared Dispositive Power

-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,680,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See       Instructions)

13.

Percent of Class Represented by Amount in Row (11)

4.15%

14.

Type of Reporting Person (See Instructions)

IN

*

Does not include shares held by other entities owned or controlled by Mr. Ingram, the President and Director of Uncas Production Corp. and separately reported in this Schedule 13D.

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 1

SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of CDG Investments Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7.

ITEM. 2

IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Robert Ingram.

Mr. Ingram beneficially owns shares of the Issuer’s common stock directly, indirectly through Uncas Production Corp., a company in which Mr. Ingram is President and First Yellowhead Equities Inc. (“FYE”), a company in which Mr. Ingram is President.

Mr. Ingram is a citizen and resident of Canada. Mr. Ingram’s business address is #1, 12415 Stony Plain Road, Edmonton, Alberta, T5N 3N3 Canada.

Mr. Ingram is a self-employed Chartered Accountant.  Director and President of Southesk Energy Ltd., Director and President of First Yellowhead Equities Inc. and a Director of CDG Investments Inc.

During the last five years, Mr. Ingram has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM. 3

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Ingram has acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, Mr. Ingram may have sold shares in private transactions and through the public market.  All of the transactions were funded through Mr. Ingram’s personal funds.

Except as disclosed below, there have been no other acquisitions or disposition so the Issuers’ common shares made by Mr. Ingram within the last 60 days:

Name	Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN $	Source of Funds (personal, bank, working capital, affiliates, from Issuer, other)	Method of Purchase
Ingram	Nov 9/05	(300,000)	$0.11	Personal	Exercise of Option
Ingram	Nov. 9/05	300,000	$0.11	Personal	Exercise Options
Ingram	Nov. 14/05	(500,000)	$0.12	Personal	Exercise Warrants
Ingram	Nov. 14/05	500,000	$0.12	Personal	Exercise Warrants

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 4

PURPOSE OF TRANSACTION

(a)

Mr. Ingram is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name or through other entities).

Mr. Ingram does not have any other present plans or proposals which relate to or would result in:

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c )

a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)

any change in the present board of directors or management of the Issue, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)

a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g) (4) of the Act;  or

(j)

any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Ingram will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM. 5

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of November 14, 2005, Mr. Ingram beneficially owned directly 1,496,000 (3.69% based upon 40,434,855 shares outstanding as of November 14, 2005) of the Issuer’s common shares.  Mr. Ingram’s beneficial ownership includes:

(b)

Mr. Ingram has the sole power to dispose of 1,496,000 of the Issuer’s common shares.

(c)

During the prior 60 days Mr. Ingram or Uncas did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3.  Source and Amount of Funds or other Consideration.”

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares.

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 6

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM. 7

MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

January 4, 2006

BY:

”Robert G. Ingram”

Robert G. Ingram

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 1

SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of CDG Investments Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7.

ITEM. 2

IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by First Yellowhead Equities Inc. (“FYE”).  FYE’s offices are located at #1, 12415 Stony Plain Road, Edmonton, Alberta, T5N 3N3.  FYE is a private Company and Mr. Ingram is currently the President and a Director of the Company.  Mr. Ingram has the ability to vote the 4,259,582 common shares of CDG held by FYE, subject to the Board of Directors discretion.

The Company’s business consists of investments in various companies.

During the last five years, FYE has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM. 3

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

FYE has acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, FYE may have sold shares in private transactions and through the public market.  All of the transactions were funded through FYE’s corporate funds.

Except as disclosed below, there have been no other acquisitions or disposition so the Issuers’ common shares made by FYE within the last 60 days:

Name	Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN $	Source of Funds (personal, bank, working capital, affiliates, from Issuer, other)	Method of Purchase
FY	Oct 13/05	150,000	$0.30	Working Capital	Purchase in Market
FY	Oct 13/05	6,600	$0.26	Working Capital	Purchase in Market
FY	Oct 17/05	18,400	$0.26	Working Capital	Purchase in Market
FY	Oct 18/05	21,500	$0.27	Working Capital	Purchase in Market
FY	Oct 19/05	14,900	$0.27	Working Capital	Purchase in Market
FY	Nov. 14/05	(1,999,091)	$0.12	Working Capital	Exercise of Warrant
FY	Nov. 14/05	1,999,091	$0.12	Working Capital	Exercise of Warrant

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 4

PURPOSE OF TRANSACTION

(a)

FYE is holding their shares of the Issuer  for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name or through other entities).

FYE does not have any other present plans or proposals which relate to or would result in:

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c )

a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)

any change in the present board of directors or management of the Issue, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)

a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g) (4) of the Act;  or

(j)

any action similar to any of those enumerated above.

Notwithstanding the foregoing, FYE will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM. 5

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of November 14, 2005, FYE beneficially owned 4,259,582 (10.5% based upon 40,434,855 shares outstanding as of November 14, 2005) of the Issuer’s common shares.

(b)

Mr. Ingram, the President of FYE has the sole power to dispose of 4,259,582 of the Issuer’s common shares subject to the Board of Directors discretion.

(c)

During the prior 60 days FYE did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3.  Source and Amount of Funds or other Consideration.”

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by FYE.

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 6

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM. 7

MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

January 4, 2006

BY:

First Yellowhead Equities Inc.

”Robert G. Ingram”

Robert G. Ingram

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 1

SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of CDG Investments Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7.

ITEM. 2

IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Uncas Production Corp. (“Uncas”).  Uncas’s offices are located at #1, 12415 Stony Plain Road, Edmonton, Alberta, T5N 3N3.  Uncas is a private Company and Mr. Ingram is currently the President and a Director of the Company.  Mr. Ingram has the ability to vote the 1,680,000 common shares of CDG held by Uncas, subject to the Board of Directors discretion.

The Company’s business consists of investments in various companies.

During the last five years, Uncas has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM. 3

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Uncas has acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, Uncas may have sold shares in private transactions and through the public market.  All of the transactions were funded through the working capital of Uncas.

Except as disclosed below, there have been no other acquisitions or disposition so the Issuers’ common shares made by Uncas within the last 60 days:

Name	Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN $	Source of Funds (personal, bank, working capital, affiliates, from Issuer, other)	Method of Purchase
Uncas	Oct 13/05	(150,000)	$0.30	Working Capital	Sale in Market
Uncas	Nov. 14/05	(1,000,000)	$0.12	Working Capital	Exercise of Warrant
Uncas	Nov. 14/05	1,000,000	$0.12	Working Capital	Exercise of Warrant

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 4

PURPOSE OF TRANSACTION

(a)

Uncas is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in their own name or through other entities).

Uncas does not have any other present plans or proposals which relate to or would result in:

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c )

a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)

any change in the present board of directors or management of the Issue, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)

a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g) (4) of the Act;  or

(j)

any action similar to any of those enumerated above.

Notwithstanding the foregoing, Uncas will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM. 5

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of November 14, 2005, Uncas beneficially owned 1,680,000 (4.15% based upon 40,434,855 shares outstanding as of November 14, 2005) of the Issuer’s common shares.

(b)

Uncas has the sole power to dispose of 1,680,000 of the Issuer’s common shares.

(e)

During the prior 60 days Uncas did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3.  Source and Amount of Funds or other Consideration.”

(f)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Uncas.

CUSIP NO. 12507A 10 0

Schedule 13D

ITEM. 6

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM. 7

MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

January 4, 2006

BY:

Uncas Production Corp.

”Robert G. Ingram”

Robert G. Ingram

EXHIBIT 1

Joint Filing Agreement

Agreement dated as of January 4, 2006, between First Yellowhead Equities Inc., Uncas Production Corp. and Robert Ingram (collectively the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of the Common Shares, no par value per share, of CDG Investments Inc. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

FIRST YELLOWHEAD EQUITIES INC.

By:   /s/ Robert Ingram

 Name:

Robert Ingram

 Title:

President

UNCAS PRODUCTION CORP.

By:   /s/ Robert Ingram

 Name:

Robert Ingram

 Title:

President

/s/ Robert Ingram

ROBERT INGRAM